 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 18, 2025
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on March 18, 2025, entitled "Equinor ASA: Buy-back of shares to share programmes for employees ".

Equinor ASA: Buy-back of shares to share programmes for employees

Please see below information about transactions made under the buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR) for shares to be used in the share-based incentive programmes for employees and management.

Date on which the buy-back programme was announced: 5 February 2025.

The duration of the buy-back programme: 14 February 2025 to 15 January 2026.

Size of the buy-back programme: The total purchase amount under the programme is NOK 1,992,000,000 and the maximum shares to be acquired is 19,080,000 shares, of which up to 8,040,000 shares can be acquired in the period from 14 February 2025 to 15 May 2025, and up to 11,040,000 shares can be acquired in the period from 16 May 2025 to 15 January 2026.

On 14 March 2025, Equinor ASA has purchased a total of 590,424 own shares at the Oslo Stock Exchange at an average price of NOK 255.7483 per share.

Overview of transactions:

Date	Aggregated daily volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)

14 March	590,424	255.7483	150,999,934

Previously disclosed buy-backs under the tranche	584,594	258.2987	150,999,870

Total buy-backs under the tranche (accumulated)	1,175,018	257.0172	301,999,804

Following the completion of the above transactions, Equinor ASA owns a total of 82,666,499 own shares, corresponding to 2.96% of Equinor ASA’s share capital, including shares purchased under the previous buy-back programme for the share-based incentive programmes for employees, and shares purchased under Equinor’s disclosed buy-back programmes which will be used to reduce the issued share capital of the company.

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: March 18, 2025	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer